Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2017

Highlights

For the three months ended March 31, 2017, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $45.0 million, operating income of $17.5 million and net income of $11.4 million.

•	Generated Adjusted EBITDA of $33.2 million.[1]

•	Generated distributable cash flow of $15.6 million[1]

•	Fleet operated with 98.6% utilization[2] for scheduled operations and 93.2% utilization taking into account the scheduled drydocking of the Windsor Knutsen, which was completed within 54.1 days.

Other events:

•	On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising total net proceeds of $54.9 million.

•	On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Convertible Preferred Units (“Series A Preferred Units”) at a price of $24.00 per unit.

•	On May 16, 2017, the Partnership entered into an agreement to issue and sell an additional 1,666,667 Series A Preferred Units at a price of $24.00 per unit in a private placement which is expected to close by June 30, 2017, subject to customary closing conditions.

•	On March 1, 2017, the Partnership completed the acquisition of the entity that owns the Tordis Knutsen.

•	On March 31, 2017, the Partnership entered into a $100 million loan agreement to refinance the credit facility secured by the Hilda Knutsen.

•	On May 15, 2017, the Partnership paid a cash distribution of $0.52 per common unit and $0.3093 per Series A Preferred Unit with respect to the quarter ended March 31, 2017.

•	On May 16, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement with Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) to acquire KNOT Shuttle Tankers 25 AS (“KNOT 25”), the company that owns the shuttle tanker, Vigdis Knutsen, from Knutsen NYK (the “Acquisition”). The Partnership expects the Acquisition to close by June 1, 2017, subject to customary closing conditions.

Financial Results Overview

Total revenues were $45.0 million for the three months ended March 31, 2017 (the “first quarter”) compared to $45.0 million for the three months ended December 31, 2016 (the “fourth quarter”). The first quarter revenues were positively affected by the time charter earnings of the Raquel Knutsen and the Tordis Knutsen being included in the results of operations from December 1, 2016 and March 1, 2017, respectively. The increase was offset by reduced revenues from the Windsor Knutsen as a result of its scheduled drydocking during the first quarter. Due to a technical fault with its controllable pitch propeller, the Raquel Knutsen went offhire during the first quarter, which resulted in a loss of hire insurance claim. The 14-day deductible for offhire under the related insurance policy also adversely affected revenues during the first quarter.

Vessel operating expenses for the first quarter of 2017 were $10.3 million, an increase of $2.6 million from $7.7 million in the fourth quarter of 2016. The increase was mainly due to the Raquel Knutsen and the Tordis Knutsen being included in the fleet commencing December 1, 2016 and March 1, 2017, respectively. In the vessel operating expenses for the first quarter, $0.6 million is related to bunkers consumption in connection with the drydocking of the Windsor Knutsen and $0.6 million is related to the cost of repair of Raquel Knutsen which is expected to be covered by insurance less a deductible of $150,000.

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of our financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

[2]	Utilization rate takes into account 14 deductible days of offhire for the Raquel Knutsen.

General and administrative expenses increased $0.3 million from $1.2 million in the fourth quarter of 2016 to $1.5 million in the first quarter of 2017. The increase primarily reflects the effect of additional activity in connection with the year-end accounts.

As a result, operating income for the first quarter of 2017 was $17.5 million compared to $21.6 million in the fourth quarter of 2016.

Interest expense for the first quarter of 2017 was $6.2 million, compared to $5.7 million for the fourth quarter of 2016. The increase was mainly due to the additional debt incurred in connection with the acquisition of the Raquel Knutsen and the Tordis Knutsen.

Realized and unrealized gain on derivative instruments was $0.5 million in the first quarter of 2017, compared to $4.0 million in the fourth quarter of 2016. The unrealized non-cash element of the mark-to-market gain was $1.3 million for the three months ended March 31, 2017 and $4.5 million for the three months ended December 31, 2016. Of the unrealized gain for the first quarter of 2017, $1.1 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized gain of $0.2 million related to foreign exchange contracts due to a slightly stronger U.S. Dollar against the Norwegian Kroner (NOK). Of the unrealized gain for the fourth quarter of 2016, $7.4 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized loss of $2.9 million related to foreign exchange contracts due to the strengthening of the U.S. Dollar against the NOK.

As a result, net income for the three months ended March 31, 2017 was $11.4 million compared to $19.5 million for the three months ended December 31, 2016.

Net income for the three months ended March 31, 2017 increased by $0.8 million compared to net income for the three months ended March 31, 2016. The operating income for the first quarter of 2017, decreased by $1.7 million compared to the first quarter of 2016, mainly due to reduced revenues from the Windsor Knutsen as a result of its drydocking during the first quarter of 2017. The decrease was partially offset by increased earnings from the Raquel Knutsen and Tordis Knutsen being included in the Partnership’s results of operations from December 1, 2016 and March 1, 2017, respectively, and a full quarter of earnings from the Bodil Knutsen in first quarter of 2017 compared to 20.9 days of offhire due to a planned drydocking in the first quarter of 2016. Total finance expense for the three months ended March 31, 2017 decreased by $2.5 million compared to the first quarter of 2016, mainly due to changes in unrealized gain and loss on derivative instruments. This was partially offset by increased interest expense due to additional debt due to the acquisitions of the Raquel Knutsen and Tordis Knutsen.

Distributable cash flow was $15.6 million for the first quarter of 2017, compared to $20.8 million for the fourth quarter of 2016. The decrease in distributable cash flow is mainly due to the scheduled drydocking of the Windsor Knutsen and the offhire for the vessel the Raquel Knutsen. The distribution declared for the first quarter of 2017 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

On February 22, 2017, the Raquel Knutsen developed a technical default with its controllable pitch propeller and went offhire. As a result, the vessel went to Europe to drydock for repair. The Raquel Knutsen went back on charter on May 5, 2017. Total offhire was 71.3 days, but under its loss of hire insurance policies, the Partnership’s insurer will pay the hire rate agreed in respect of the Raquel Knutsen for each day in excess of 14 deductible days while the vessel was offhire. All of our vessels under time charter have such loss of hire insurance to mitigate the loss of revenues as well as hull & machinery insurance to cover repair costs, if any. Our four vessels under bareboat charter are insured by each charterer at its cost and carry no offhire risk as there are no offhire provisions in these contracts.

During the first quarter of 2017, the Windsor Knutsen completed her 10-year special survey drydocking at Brest shipyard in France on time and on budget. The Windsor Knutsen went back on charter with Shell in Brazil on April 3, 2017, but will receive charter hire for approximately 3 additional days for vessel testing.

The Partnership’s vessels operated throughout the first quarter of 2017 with 98.6% utilization for scheduled operations taking into account the 14 deductible days of offhire for the Raquel Knutsen and 93.2% utilization when taking into account the scheduled drydocking of the Windsor Knutsen.

Financing and Liquidity

As of March 31, 2017, the Partnership had $64.9 million in available liquidity which consisted of cash and cash equivalents of $34.9 million and $30 million of capacity under its $35 million revolving credit facility. The revolving credit facility is available until June 10, 2019. The Partnership’s total interest bearing debt outstanding as of March 31, 2017 was $785.6 million ($781.2 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended March 31, 2017 was approximately 2.2% over LIBOR.

As of March 31, 2017, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against the NOK at an average exchange rate of NOK 8.30 per 1.0 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of March 31, 2017, the Partnership had entered into various interest rate swap agreements for a total notional amount of $516.0 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2017, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.59% under its interest rate swap agreements, which have an average maturity of approximately 3.8 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2017, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $222.3 million based on total interest bearing debt outstanding of $785.6 million, less interest rate swaps of $516.0 million, less a 3.85% fixed rate export credit loan of $47.3 million and less cash and cash equivalents of $34.9 million. The Partnership’s outstanding interest bearing debt of $785.6 million as of March 31, 2017 is repayable as follows:3

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2017	$49,222	$—
2018	58,784	154,927
2019	38,872	242,678
2020	27,940	—
2021	28,540	70,811
2022 and thereafter	70,396	43,440

Total	$273,752	$511,856

Common Unit Offering

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising approximately $54.9 million in net proceeds.

Series A Convertible Preferred Units

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit (the “Issue Price”). After deducting estimated fees and expenses, the net proceeds from the sale were approximately $48.6 million. The Series A Preferred Units represent limited partner interests in the Partnership, are perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Partnership’s common units. The Series A Preferred Units will be convertible, under certain circumstances, at the then applicable conversion rate, which will be subject to adjustment under certain circumstances. On May 16, 2017, the Partnership agreed to issue and sell in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit. The second private placement is expected to close on June 30, 2017, subject to customary closing conditions. In connection with the second private placement, the Partnership and the holders of the existing Series A Preferred Units agreed to certain amendments to the terms of the Series A Preferred Units which will be set forth in an amended and restated agreement of limited partnership to be entered into on the closing date.

Acquisition of Tordis Knutsen

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired 100% of the shares of KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker, Tordis Knutsen, from Knutsen NYK. The purchase price of the acquisition was $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Tordis Knutsen plus approximately $21.1 million for a receivable owed by Knutsen NYK to KNOT 24 (the “KNOT 24 Receivable”) plus other purchase price adjustments of $2.5 million. On the closing of the Tordis Knutsen acquisition, KNOT 24 repaid approximately $42.8 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel (the “Tordis Facility”). The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. On the closing of the acquisition, Knutsen NYK repaid the KNOT 24 Receivable. The purchase price was settled with cash on hand.

[3]	The repayment schedule includes payments made under the existing credit facility secured by the Hilda Knutsen, which has a balloon payment of $68.3 million due in 2018. The Partnership expects this facility to be refinanced by the end of May 2017, with an anticipated new balloon payment of $58.5 million due in 2024.

The Tordis Knutsen was delivered in November 2016 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the first quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Tordis Knutsen acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the acquisition.

Acquisition of Vigdis Knutsen

On May 16, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement to acquire KNOT 25, the company that owns the shuttle tanker, Vigdis Knutsen, from Knutsen NYK. The Partnership expects the Acquisition to close by June 1, 2017, subject to customary closing conditions. The purchase price of the Acquisition is $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Vigdis Knutsen plus approximately $17.9 million for a receivable owed by Knutsen NYK to KNOT 25 (the “KNOT 25 Receivable”) and approximately $0.9 million for certain capitalized fees related to the financing of the Tordis Knutsen. On the closing of the Acquisition, KNOT 25 will repay approximately $42.9 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel (the “Vigdis Facility”). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in May 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%.

The purchase price will be settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps. On the closing of the Acquisition, Knutsen NYK will repay the KNOT 25 Receivable.

The Vigdis Knutsen was delivered in February 2017 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the second quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Board and the Conflicts Committee have approved the purchase price of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

The Partnership estimates that the Acquisition will generate approximately $7.7 million of net income and approximately $16.2 million of EBITDA4 for the twelve months following the closing of the Acquisition. However, the Partnership may not realize this level of estimated net income or EBITDA from the Acquisition during such 12-month period.

Hilda Knutsen Refinancing

On March 31, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into an agreement for a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “MUL Facility”). The MUL Facility will be repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The MUL Facility will bear interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in 2024 and is guaranteed by the Partnership. The new facility will refinance a $75.6 million loan facility associated with the Hilda Knutsen that bears interest at a rate of LIBOR plus 2.5% and is due to be paid in full in August 2018. Closing of the MUL Facility is anticipated to occur by the end of May 2017.

Partnership Matters

Effective April 1, 2017, the Partnership’s general partner appointed Mr. Richard Beyer to replace Mr. Hiroaki Nishiyama as an appointed director on the Partnership’s Board. Mr. Beyer has been a member of the board of directors of the Partnership’s general partner and KNOT Offshore Partners UK LLC since 2013 and is a director of NYK Group Europe Limited and NYK Energy Transport (Atlantic) Limited. Before joining NYK Group Europe Limited, Mr. Beyer was a Senior Legal Adviser to BP Shipping Limited. Mr. Beyer was admitted as an English solicitor in 1995.

[4]	Please see Appendix A for guidance on the underlying assumptions used to derive KNOT 25’s estimated EBITDA and estimated net income, and a reconciliation of KNOT 25’s estimated EBITDA to estimated net income the most directly comparable GAAP financial measure for the twelve months following the Acquisition.

Outlook

The Partnership expects its earnings for the second quarter of 2017 to be significantly higher than its earnings for the first quarter of 2017, as there will be no scheduled offhire, and the remaining loss of revenue from the offhire on the Raquel Knutsen is covered by insurance policies. In addition, the Partnership expects to receive full quarterly earnings from the Tordis Knutsen and approximately one month of earnings from the Vigdis Knutsen, subject to closing of the Acquisition on June 1, 2017.

As of March 31, 2017, the Partnership’s fleet of twelve vessels had an average remaining fixed contract duration of 4.8 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 3.6 years on average.

The Partnership expects to receive options to acquire two additional vessels owned by Knutsen NYK pursuant to the terms of the omnibus agreement entered into in connection with the Partnership’s initial public offering (“IPO”). As of March 31, 2017, the average remaining fixed contract duration for the two vessels is 5.0 years. In addition, the charterers have options to extend these charters by 10.5 years on average.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for new build offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage such as in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that there will be and is significant growth in demand for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of twelve offshore shuttle tankers with an average age of 4.6 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, May 17, 2017 at noon (Eastern Time) to discuss the results for the first quarter of 2017, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

May 16, 2017

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31
(USD in thousands)	March 31, 2017	December 31, 2016	March 31, 2016	2016
Time charter and bareboat revenues (1)	$43,747	$44,798	$41,826	$172,878
Loss of hire insurance recoveries	1,150	—	—	—
Other income (2)	95	197	200	793

Total revenues	44,992	44,995	42,026	173,671

Vessel operating expenses	10,282	7,693	7,647	30,903
Depreciation	15,753	14,505	13,892	56,230
General and administrative expenses	1,469	1,207	1,308	4,371

Total operating expenses	27,504	23,405	22,847	91,504

Operating income	17,488	21,590	19,179	82,167

Finance income (expense):
Interest income	36	15	2	24
Interest expense	(6,215)	(5,654)	(5,029)	(20,867)
Other finance expense	(302)	(395)	(267)	(1,311)
Realized and unrealized gain (loss) on derivative instruments (3)	519	3,960	(3,184)	1,213
Net gain (loss) on foreign currency transactions	(94)	(35)	(35)	(139)

Total finance expense	(6,056)	(2,109)	(8,513)	(21,080)

Income before income taxes	11,432	19,481	10,666	61,087
Income tax benefit (expense)	(3)	24	(3)	15

Net income	11,429	19,505	10,663	61,102

Weighted average units outstanding (in thousands of units):
Common units(4)	29,444	27,194	18,627	23,917
Subordinated units(4)	—	—	8,568	3,277
General partner units	559	559	559	559

(1)	Time charter revenues for the first quarter of 2017, fourth quarter of 2016 and first quarter of 2016 include a non-cash item of approximately $0.9 million, $1.0 million and $1.3 million, respectively, in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen based on the average charter rate for the fixed period.
(2)	Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.

(3)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31
(USD in thousands)	March 31, 2017	December 31, 2016	March 31, 2016	2016
Realized (loss):
Interest rate swap contracts	$(669)	$(1,039)	$(925)	$(3,886)
Foreign exchange forward contracts	(69)	534	—	66

	(738)	(504)	(925)	(3,820)

Unrealized gain (loss):
Interest rate swap contracts	1,059	7,375	(4,348)	4,254
Foreign exchange forward contracts	198	(2,911)	2,089	779

	1,257	4,464	(2,259)	5,033

Total realized and unrealized gain (loss)	519	3,960	(3,184)	1,213

(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At March 31, 2017	At December 31, 2016
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$34,851	$27,664
Amounts due from related parties	155	150
Inventories	1,725	1,176
Derivative assets	28	—
Other current assets	3,709	2,089

Total current assets	40,468	31,079

Long-term assets:
Vessels, net of accumulated depreciation	1,391,039	1,256,889
Intangible assets, net¹	1,443	—
Derivative assets	7,043	3,154
Accrued income	1,302	1,153

Total assets	$1,441,295	$1,292,275

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$6,008	$2,221
Accrued expenses	8,990	3,368
Current portion of long-term debt	58,872	58,984
Derivative liabilities	4,446	3,304
Income taxes payable	15	190
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	5,141	7,218
Amount due to related parties	4,119	834

Total current liabilities	89,109	77,637

Long-term liabilities:
Long-term debt	722,287	657,662
Long-term debt from related parties	—	25,000
Derivative liabilities	426	285
Contract liabilities	7,860	8,239
Deferred tax liabilities	690	685
Other long-term liabilities	684	1,056

Total liabilities	821,056	770,564

Series A Convertible Preferred Units	49,259	—
Equity:
Partners’ equity:
Common unitholders	560,785	511,413
General partner interest	10,195	10,297

Total partners’ equity	570,980	521,712

Total liabilities and equity	$1,441,295	$1,292,275

¹	The Partnership concluded its fair value exercise of the assets and liabilities of the Tordis Knutsen acquired on March 1, 2017, which resulted in the recognition of intangible assets of $1.5 million, net of an amortization charge of $0.1 million.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Convertible Preferred Units
(USD in thousands)	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—
Net income	6,757	3,691	215	—	10,663	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(9,686)	(5,035)	(291)	—	(15,012)	—
Consolidated balance at March 31, 2016	408,388	97,814	10,219	—	516,421	—
Consolidated balance at December 31, 2016	511,414	—	10,298	—	521,712	—
Net income	10,585	—	199	—	10,784	645
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(16,077)	—	(302)	—	(16,379)	—
Net proceeds from issuance of common units	54,863	—	—	—	54,863	—
Net proceeds from sale of Convertible Preferred Units	—	—	—	—	—	48,614
Consolidated balance at March 31, 2017	$560,785	$—	$10,195	$—	$570,980	$49,259

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(USD in thousands)	2017	2016
Cash flows provided by operating activities:
Net income	$11,429	$10,663
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	15,753	13,892
Amortization of contract intangibles / liabilities	(354)	(380)
Amortization of deferred revenue	(372)	(478)
Amortization of deferred debt issuance cost	348	287
Drydocking expenditure	(3,723)	(2,538)
Income tax expense	3	3
Income taxes paid	(182)	(134)
Unrealized (gain) loss on derivative instruments	(1,258)	2,259
Unrealized (gain) loss on foreign currency transactions	(1)	(44)
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	20,829	(65)
Decrease (increase) in inventories	(420)	(15)
Decrease (increase) in other current assets	(270)	(59)
Increase (decrease) in trade accounts payable	3,694	523
Increase (decrease) in accrued expenses	5,119	2,165
Decrease (increase) in accrued revenue	(149)	(461)
Increase (decrease) prepaid revenue	(2,077)	3,598
Increase (decrease) in amounts due to related parties	1,935	(230)

Net cash provided by operating activities	50,304	28,986

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(426)	(330)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	—

Net cash used in investing activities	(32,800)	(330)

Cash flows from financing activities:
Proceeds from long-term debt	5,000	—
Repayment of long-term debt	(54,451)	(8,580)
Repayment of long-term debt from related parties	(47,960)	—
Cash distribution	(16,379)	(15,012)
Net proceeds from issuance of common unit	54,863	—
Net proceeds from sale of Convertible Preferred Units	48,614	—

Net cash provided by (used in) financing activities	(10,313)	(23,592)

Effect of exchange rate changes on cash	(4)	145
Net increase in cash and cash equivalents	7,187	5,209
Cash and cash equivalents at the beginning of the period	27,664	23,573

Cash and cash equivalents at the end of the period	$34,851	$28,782

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2017 (unaudited)	Three Months Ended December 31, 2016 (unaudited)
Net income	$11,429	$19,505
Add:
Depreciation	15,753	14,505
Other non-cash items; deferred costs amortization debt	348	315
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	2,911
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(9,120)	(8,100)
Distribution to Convertible Preferred Units	(645)	—
Other non-cash items; deferred revenue	(726)	(751)
Other non-cash items; accrued income	(149)	(232)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(1,258)	(7,375)

Distributable cash flow	$15,632	$20,778
Distributions declared	$16,379	$16,379

Distribution coverage ratio(1)	0.95	1.27

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2017 (unaudited)	Three Months Ended December 31, 2016 (unaudited)
Net income	$11,429	$19,505
Interest income	(36)	(15)
Interest expense	6,215	5,654
Depreciation	15,753	14,505
Income tax (benefit) expense	3	(24)
EBITDA	33,364	39,625
Other financial items (a)	(123)	(3,530)
Adjusted EBITDA	$33,241	$36,095

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

Estimated Net Income and Estimated EBITDA for KNOT 25 for the Twelve Months Following the Closing of the Acquisition

For KNOT 25, the entity that the Partnership intends to purchase in the Acquisition, estimated net income and estimated EBITDA for the twelve months following the closing of the Acquisition are based on the following assumptions:

•	timely receipt of charter hire specified in the time charter contract;

•	utilization of the Vigdis Knutsen for 363 days during such 12-month period and no drydocking of the vessel;

•	no realized or unrealized gains or losses on derivative instruments related to KNOT 25’s financing arrangements;

•	vessel operating costs according to current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income and EBITDA for KNOT 25 could differ materially from our estimates. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

The table below reconciles for the twelve months following the closing of the Acquisition, estimated EBITDA to estimated net income, the most directly comparable GAAP measure:

(USD in thousands)	KNOT 25
Net income	$7,700
Interest expense	2,900
Depreciation	5,600
Income tax expense	—

EBITDA	$16,200

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and make distributions on its Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of KNOT 24 and the intended acquisition of KNOT 25;

•	the estimated net income and estimated EBITDA relating to the intended acquisition of KNOT 25 for the twelve months following the closing of the Acquisition;

•	our ability to consummate the second private placement of our Series A Preferred Units;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.